UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 29, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•	Barclays Bank PLC Airbag Yield Optimization Notes $223,000 Notes linked to the common stock of Broadcom Corporation due December 31, 2012

•	Barclays Bank PLC Airbag Yield Optimization Notes $1,485,000 Notes linked to the common stock of Las Vegas Sands Corp. due December 31, 2012

•	Barclays Bank PLC Airbag Yield Optimization Notes $1,351,000 Notes linked to the common stock of AGCO Corporation due December 31, 2012

•	Barclays Bank PLC Airbag Yield Optimization Notes $1,579,000 Notes linked to the common stock of Lincoln National Corporation due December 31, 2012

•	$950,000 Annual Reset Coupon Buffered Notes due June 30, 2017 Linked to the Performance of the Dow Jones Industrial AverageSM

•	$2,675,000 Notes due July 2, 2014 Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar

•	$4,077,000 Notes due September 29, 2016 Linked to the Performance of a Basket of Commodities and a Commodity Index

•	$5,243,000 Digital Notes due December 31, 2013 Linked to the Performance of the S&P 500® Index

•	$2,300,000 10.00% Exchangeable Notes due June 28, 2013 (Linked to the Common Stock of MetLife Inc.)

•	$760,000 Buffered Super TrackSM Notes due December 31, 2015 Linked to the Performance of the S&P 500® Index

•	$2,900,000 Notes due June 29, 2016 Linked to the Performance of a Basket of Commodity Indices

•	$45,000 10.25% Exchangeable Notes due June 28, 2013 (Linked to the Common Stock of Pitney Bowes Inc.)

•	$455,000 11.60% Exchangeable Notes due December 31, 2012 (Linked to the Common Stock of Prudential Financial, Inc.)

•	$230,000 10.20% Exchangeable Notes due December 31, 2012 (Linked to the Common Stock of Marathon Oil Corporation)

•	$55,000 13.50% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Juniper Networks, Inc.)

•	$141,000 18.25% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Abercrombie & Fitch Co.)

•	$11,000 12.50% Exchangeable Notes due December 31, 2012 (Linked to the Common Stock of Electronic Arts Inc.)

•	$49,000 16.00% Exchangeable Notes due December 31, 2012 (Linked to the Common Stock of Fossil, Inc.)

•	$95,000 20.00% Exchangeable Notes due June 28, 2013 (Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.)

•	$27,000 11.00% Exchangeable Notes due June 28, 2013 (Linked to the Common Stock of JPMorgan Chase & Co.)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: June 29, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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